Exhibit 99.1

NEWSRELEASE	181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

LAKE SHORE GOLD ANNOUNCES DETAILS OF ANNUAL GENERAL MEETING AND FIRST
QUARTER 2015 CONFERENCE CALL AND WEBCAST

TORONTO, ONTARIO-- (Marketwire – April 8, 2015) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") today announced that the Company will hold its Annual General Meeting (“AGM”) on Wednesday, April 29, 2015 at 4:30 pm EST at the TMX Broadcast Centre, located at 130 King Street West in Toronto, Ontario. A webcast of the meeting will be available on the Company’s website at www.lsgold.com.

In addition to the AGM, the Company plans to release its first quarter 2015 financial results on Wednesday, April 29, 2015 and will then host a conference call to review the results on Thursday, April 30, 2015 at 10:00 am EST. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website.

Conference ID: 24549223
Participant call-in: 647-788-4919 or 877-291-4570 (North American toll free number)
Replay number: 416-621-4642 or 800-585-8367 (North American toll free number)
Re-dial ID: 24549223
Available until: 11:59 pm (May 7, 2015)

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com